Meridian Gold Inc.
9670 Gateway Drive
Suite 200
Reno, Nevada 89521-8953
(775) 850-3777
(775) 850-3733 Fax
February 14, 2006
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0405

Re:	Meridian Gold Inc. (the “Company”)
Form 40-F for the year ended December 31, 2004
File March 28, 2005
Response Telephonic call February 2, 2006
File No. 1-12003
     In regards to our telephone conversation on February 2, 2006, you asked us for further clarification on the cash flows used for the impairment analysis. We have compared the pre-tax undiscounted cash flows for the Esquel project to the pre-tax carrying amount of the project at December 31, 2003 and December 31, 2004 of $559 million. The undiscounted pre-tax cash flows for both periods exceeded the $559 carrying amount indicating that there was no impairment.
     We confirm our letter of November 3, 2005 and would propose including the following disclosure in our MD&A in our 40F for 2005 under the section Impairment of Assets (on page 22 of the 2004 Annual Report) after updating the data for 2005:
     We filed, as required by 43-101, our Technical Report dated March 31, 2003 for the Esquel project on May 5, 2003 on sedar.com. The Technical Report contains many assumptions used in the economic model for the project. As we evaluated the Esquel project for impairment as of December 31, 2003 and 2004 we updated certain assumptions to reflect current information.
•	The impairment analysis assumed an open-pit and underground mine instead of the all open-pit mine.

•	We assumed current metal price as of each year end. As at December 31, 2004 the gold price was $436 and the silver price was $6.70. Additionally, we preformed sensitivity analysis reflecting the effect of using lower metal prices, e.g. the three year average prices and a scenario with pricing at $300 per ounce.

•	We assumed production grades to be less than the grades reported in our mineral reserve and resource tables presented in the annual report, 40-F and technical report. This was done in an effort to find a conservative cut-off grade appropriate for the mine. We performed sensitivity analysis of grades rising and falling between 1-5%.

•	We assumed gold recoveries of 85% and silver recoveries of 71%. We performed sensitivity analysis using variations from 1-3%.

•	We assumed contained gold of 3.4 million ounces and gold production after recoveries of 2.9 million ounces. This reflects all known reserves and resources and a change in the economic cut off of the mine block model from $325 gold and $5 silver price per ounce to $350 gold and $6 silver. We have not included existing mineral deposits where drilling has occurred but not in a sufficient quantity to classify as a resource nor the potential discovery of new deposits.

•	We assumed a cost per tonne of $25. Our models are based on third party consultants’ studies plus contingencies and are within 3% of the amounts reported in the Technical Report.

•	We assumed life of mine capital for equipment, mine development and processing plant of $187 million for 2003 and 2004. Capital forecasts are based on independent consultant studies and contain contingencies up to 30% for specific capital items.

•	We assumed reclamation expenditures at December 31, 2003 and 2004 were $25 million and $35 million respectively.
     The main issue surrounding a possible impairment of the Esquel property is whether we will be able to obtain the permits. At the time of reporting (12/31/04) we believed we would ultimately obtain the permits to operate the mine. We regularly, review the status of our project in Argentina with our local employees and consultants and incorporate current factors into our impairment analysis. We advised our Board of Directors concerning the project and they concurred with our assessment. We continue to believe these assumptions were reasonable when made.
     If you should have any additional question after reviewing our responses please contact us.
     Sincerely,

/s/ Peter C. Dougherty

Peter C. Dougherty
Vice President, Finance and Chief Financial Officer Meridian Gold Inc.